Shareholder meeting

On March 22, 2006, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 9,101,601 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:

                                                                WITHHELD
                                     FOR                       AUTHORITY

James R. Boyle                       8,885,154                   216,447
Charles L. Ladner                    8,883,974                   217,627
John A. Moore                        8,882,999                   218,602

The preferred shareholders elected Ronald R. Dion as Trustee of the Fund until his successor is duly elected and qualified, with the votes tabulated as follows: 527 FOR, 0 AGAINST and 0 ABSTAINING.

The common and preferred shareholders ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditors for the fiscal year ending June 30, 2006, with votes tabulated as follows: 8,951,563 FOR, 71,114 AGAINST and 78,924 ABSTAINING.